700 Anderson Hill Road     Purchase, New York 10577      www.pepsico.com

CYNTHIA A. NASTANSKI
SENIOR VICE PRESIDENT, CORPORATE LAW

AND DEPUTY CORPORATE SECRETARY

July 23, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                          Notice Pursuant to Section 13(r)(3) of the Securities Exchange Act of 1934, as amended (the “Act”)

Ladies and Gentlemen:

PepsiCo, Inc. (the “issuer”) hereby provides notice that disclosure of activity described in Section 13(r)(1) of the Act has been included in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 14, 2014, which was filed with the Securities and Exchange Commission on July 23, 2014.  The Quarterly Report contains the information required by Section 13(r)(2) of the Act.

Respectfully submitted,

PEPSICO, INC.

/s/ Cynthia Nastanski
Name:	Cynthia Nastanski
Title:	Senior Vice President,
Corporate Law and
Deputy Corporate Secretary